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                                                                    Exhibit 20.1

Friday November 2, 1:37 am Eastern Time
Press Release
SOURCE: AMX Corporation
AMX Corporation Names New CEO and Reports Second Quarter Earnings


RICHARDSON, Texas, Nov. 2 /PRNewswire/ -- AMX Corporation (Nasdaq: AMXC - news),
                                                                   ----   ----
the worldwide leader in advanced control system technology, today announced Scott Miller, its Chairman, President, and CEO has resigned from all positions, effective November 1, 2001. AMX's Board of Directors named Robert J. Carroll, a Director of AMX since January 2001, Chairman, President and CEO to succeed Miller effective immediately.
(Photo: NewsCom: http://www.newscom.com/cgi-bin/prnh/20010611/DAM001LOGO
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http://www.newscom.com/cgi-bin/prnh/20011102/HSF007)
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Mr. Carroll has over thirty years' experience, including twenty-five years'
operational experience, with a wide variety of technology companies engaged in software development and electronics manufacturing. Mr. Carroll served as a consultant to the Company in early 2001. Since 1995, Mr. Carroll has provided similar consulting services to other companies as a principal in Roscommon Limited, which is a technology investment and consulting practice providing specialized support in turnarounds, acquisitions and divestitures. From 1998 to 2001, Mr. Carroll served as Chairman and CEO of BEI Holdings, Inc., a holding company with investments in companies that manufacture electronic and automation products for the radio broadcast industry. Mr. Carroll has served in executive management capacities in both public and private companies.

"Scott Miller has served AMX well since his return in February and remains an icon in the industry. As Founder of AMX, Scott will always be the cornerstone of our culture," said newly appointed Chief Executive Officer, Carroll. "I am very pleased to join the AMX team. Our objectives in the future will focus on strategic growth and improving our operational efficiencies and profitability. I am very optimistic about our future."

Additionally, AMX reported 2002 second quarter financial results. Including one-time charges of $8.2 million, the Company reported a net loss for the quarter of $8.1 million, or $0.74 per share. As a result of current business and market conditions, the Company recorded one-time non-cash charges which included inventory related reserves of $3.2 million; additional accounts receivable reserves of $0.5 million; the write-off of miscellaneous intangibles of approximately $0.3 million; and a valuation allowance against deferred tax assets of $4.2 million. Excluding one-time charges, the Company reported pro-forma breakeven operating results on revenues of $23.0 million as compared to $0.02 per share on revenues of $25.9 million in the year ago quarter.

Domestic Commercial revenue increased 11% in the second quarter as compared to the year ago quarter. Overall Commercial revenue, which represents approximately 87% of total revenue and includes both domestic and international sales, decreased 1% in the second quarter as compared to the year ago quarter. Residential revenue for the second quarter of fiscal 2002 decreased 47%

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from the year ago period. Overall revenue decreased 11% to $23 million in the second quarter of fiscal 2002 as compared to $25.9 million in the fiscal 2001 second quarter.

"We are disappointed with the one-time charges, however we believe these charges were necessary as our new management team critically reviewed our position with respect to current business and market conditions,'' said Jean Nelson, Vice President and Chief Financial Officer. ``Our domestic Commercial channel continued to show strong revenue growth despite a challenging economy. Our international channels have been hit hard by economic conditions. We believe our revenue decline in the residential channel has subsided."

Nelson continued, "Our margins have remained at 50%. However, we expect improved margins in the near future as we move forward with our sourcing strategy as well as other operational improvements. Due to revised fiscal 2002 revenue levels, which are currently expected to be in the range of $80 -- $90 million for fiscal 2002, we are aggressively looking at our cost structure and to date have identified over $2 million in cost savings over the next 6 months and firmly believe there are further cost saving opportunities. Our order rate remains strong and we are continuing to work hard at exceeding our existing revenue expectations."

For the six months ended September 30, 2001, total revenue decreased 5% to $44.7 million compared to $47.1 million in the comparative prior period. Domestic Commercial revenue was $25.5 million, representing an increase of 13% compared to $22.5 million for the six months ended September 30, 2000. Overall Commercial revenue was up 4% as compared to the year ago period. Residential revenue was $7.3 million, a 35% decrease from $11.2 million for the comparable period. For the six months ended September 30, 2001, the Company reported a net loss of $0.72 per share or $7.9 million. Excluding one-time charges, on a pro-forma basis the Company reported net income of $0.3 million or $0.02 per share, compared to a net loss of $0.5 million, or $0.05 per share in the year ago period.

In conjunction with the Second Quarter earnings release, the Company invites you to listen to its conference call via its webcast over the Internet at 10:00 a.m. Eastern Time today. The webcast may be accessed at http://www.videonewswire.com/event.asp?id=1530. The call is open to the general
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public and is also available by dialing 800.540.0559. Please use conference call identification number "AMX*" to access the live call. A replay of the conference call will also be available one to two hours after the end of the call. To access the replay, please dial 888.567.0675 and enter the passcode "AMX*". In addition, the call will be archived on the Company's website at www.amx.com .
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AMX Corporation is the worldwide leader in advanced control system technology targeting commercial and residential markets. AMX delivers convenient, easy-to-use solutions that incorporate advanced programming and network applications to simplify your life through technology. AMX's strategy is to work with leading dealers and distributors to integrate its products with other electronic devices, while continuing to lead the industry in control technology. It's your world. Take Control(TM). For more information about AMX, visit www.amx.com.

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Statements made in this press release that state the Company's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, our strategic alliances; the ability to develop distribution channels for new products; our dependence on suppliers, dealers and distributors; reliance on the functionality of systems or equipment, whether our own systems and equipment or those of our customers, dealers, distributors, or manufacturers; domestic and international economic conditions; the financial condition of our key customers and suppliers; the complexity of new products; ongoing research and development; our reliance on third party manufacturers; the ability to realize operating efficiencies; dependence on key personnel; the lack of an industry standard; reliance on others for technology; our ability to protect our intellectual property; the quick product life cycle; the resources necessary to compete; the possible effect of government regulations; possible liability for copyright violations on the Internet with the use of our products and other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein are necessarily dependent upon assumptions, estimates and data that may be incorrect or imprecise. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements contained herein include, but are not limited to, forecasts, projections and statements relating to inflation, future acquisitions and anticipated capital expenditures. All forecasts and projections in the report are based on management's current expectations of the Company's near term results, based on current information available pertaining to the Company, including the aforementioned risk factors. Actual results could differ materially.

All trademarks and registered marks are the property of their respective holders.

                                AMX Corporation
                       CONSOLIDATED STATEMENTS OF INCOME

            (In thousands, except for share and per share amounts)

                                     Three Months Ended      Six Months Ended
                                        September 30           September 30
                                        (Unaudited)            (Unaudited)
                                      2001        2000        2001       2000
Commercial sales                   $19,970     $20,103     $37,390    $35,843
Residential sales                    3,036       5,761       7,339     11,225
  Net sales                         23,006      25,864      44,729     47,068

Cost of sales                       13,978      12,746      24,649     22,560

Gross profit                         9,028      13,118      20,080     24,508

Selling and marketing
 expenses                            8,264       7,613      15,360     15,569
Research and development
 expenses                            1,874       2,353       3,718      4,678
Restructuring costs                    (46)       (203)        (90)      (222)
General and administrative
 expenses                            2,512       2,595       4,182      4,618

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
Total operating expenses            12,604      12,358      23,170     24,643

Operating income (loss)             (3,576)        760      (3,090)      (135)
Interest expense                       224         221         409        354
Other income (expense), net            (96)       (235)        (87)      (216)

Income (loss) before income
 taxes                              (3,896)        304      (3,586)      (705)

Income tax expense (benefit)         4,237         103       4,346       (239)

Net income (loss)                  $(8,133)    $   201     $(7,932)      (466)

Basic income (loss) per share       $(0.74)      $0.02      $(0.72)     (0.05)

Diluted income (loss) per share     $(0.74)      $0.02      $(0.72)     (0.05)

Shares outstanding - basic      11,035,819   9,408,865  10,949,186  9,387,934

Shares outstanding - diluted    11,035,819   9,984,368  10,949,186  9,387,934

                                AMX Corporation
                  PRO-FORMA CONSOLIDATED STATEMENTS OF INCOME
                          EXCLUDING ONE TIME CHARGES
            (In thousands, except for share and per share amounts)


                                     Three Months Ended      Six Months Ended
                                        September 30           September 30
                                       (Unaudited)            (Unaudited)
                                      2001        2000        2001       2000
Commercial sales                   $19,970     $20,103     $37,390    $35,843
Residential sales                    3,036       5,761       7,339     11,225
   Net sales                        23,006      25,864      44,729     47,068

Cost of sales                       11,601      12,746      22,272     22,560

Gross profit                        11,405      13,118      22,457     24,508

Selling and marketing
 expenses                            7,395       7,613      14,540     15,569
Research and development
 expenses                            1,874       2,353       3,718      4,678
Restructuring costs                    (46)       (203)        (90)      (222)
General and administrative
 expenses                            1,920       2,595       3,540      4,618

Total operating expenses            11,143      12,358      21,708     24,643

Operating income (loss)                262         760         749       (135)
Interest expense                       224         221         409        354
Other income (expense), net             37        (235)         46       (216)

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
Income (loss) before income taxes       75         304         386       (705)

Income tax expense (benefit)            26         103         135       (239)

Net income (loss)                  $    49     $   201     $   251    $  (466)

Basic income (loss) per share        $0.00       $0.02       $0.02     $(0.05)

Diluted income (loss) per share      $0.00       $0.02       $0.02     $(0.05)

Shares outstanding - basic      11,035,819   9,408,865  10,949,186  9,387,934

Shares outstanding - diluted    11,072,987   9,984,368  11,036,812  9,387,934

                                AMX Corporation
                          CONSOLIDATED BALANCE SHEETS

                            (Dollars in thousands)

                                                             September 30,               March 31,
                                                                     2001                    2001
                                       ASSETS

Current assets:
  Cash and cash equivalents                                       $   821                 $ 1,608
  Receivables, net                                                 14,604                  12,604
  Inventories                                                      13,334                  14,311
  Prepaid expenses                                                  2,013                   1,783
  Deferred income taxes                                                --                   2,388

Total current assets                                               30,772                  32,694

Property and equipment, at cost, net                                9,741                  10,387

Other assets                                                          644                   1,137

Deferred income taxes                                                  --                   1,944

Total assets                                                      $41,157                 $46,162

 LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
       Accounts payable                                           $13,443                 $11,422
       Current portion of long-term debt                              882                   1,054
       Line of credit and notes payable                             7,250                   5,550
       Other accrued expenses                                       4,979                   5,773

    Total current liabilities                                      26,554                  23,799

    Long-term debt, less current portion                            1,546                   1,965

    Shareholders' equity:
       Common stock                                                   115                     113
       Additional paid-in capital                                  24,174                  23,585

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
       Retained earnings                                           (6,764)                  1,168
       Less treasury stock                                         (4,468)                 (4,468)
    Total shareholders' equity                                     13,057                  20,398

    Total liabilities and shareholders'
     equity                                                       $41,157                 $46,162

SOURCE: AMX Corporation

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